Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Australian Financial Review

Tritium charges to $2b Nasdaq listing

Angela Macdonald-Smith

Senior resources writer

May 26, 2021 – 6.40am ET

Home-grown electric vehicle fast-charger Tritium, backed by coal entrepreneurs Trevor St Baker and Brian Flannery, is set for a “double unicorn” listing on NASDAQ after signing a deal with a so-called blank cheque company in the US that looks set to put a rocket under its growth ambitions.

The deal with Decarbonization Plus Acquisition Corporation II, a special purpose acquisition company, will allow Brisbane-based Tritium to go public with an enterprise value of about $2.2 billion and armed with about $390 million on the balance sheet.

Tritium CEO Jane Hunter and co-founder David Finn are confident of rapid growth for the EV fast-charger manufacturer.

It will propel the high-tech start-up, which only sold its first system in 2014, to the position as the world’s only listed direct current fast-charger maker, primed to tap accelerating electric car growth across major markets in Europe and North America, and inevitably Australia longer term.

“We consider this to be a ‘fortress balance sheet’ for Tritium. It is as much money and more than we need,” chief executive Jane Hunter said of the deal ahead of the announcement.

“It’s a great sign of confidence in where we are. We’re already very established, so even if we just retained our market share at the current growth we’d do phenomenally, and with this cash injection we hope to both maintain and grow it.”

Tritium, already the world’s second-biggest fast-charging company after Swedish engineering giant ABB, has deployed about 4400 of its units worldwide, providing more than 2.7 million charging sessions for EVs across 41 countries to major customers including Shell. The robust design of the units, which are typically installed at shopping centres or motorway rest stops, have seen them successfully deployed both in sub-zero Nordic conditions and California’s ultra-hot Death Valley.

Charging times vary with the size of the unit but Tritium quotes a time of 10 minutes or less to provide up to 350 kilometres of range to an EV with its “heavy lifter”, 350 kilowatt charger.

It is a unique technology that is giving us the edge that we’ve got.

— Jane Hunter, Tritium chief executive

Founded in 2001 by three former engineering students from the University of Queensland – David Finn, James Kennedy and Paul Sernia – Tritium attracted early seed funding from engineering firm Varley Group, led by CEO Jeff Phillips, then growth funding from Mr St Baker, who later brought in fellow coal investor Mr Flannery.

Mr St Baker, a founder of ERM Power, which was sold to Shell, initially invested $1.1 million in 2013 to allow Tritium, then a backyard operation in the Brisbane suburb of Tennyson, to match a Manufacturing Commercialisation Grant it had been offered by the federal government. The government grant, to develop an EV direct current fast charger, needed to be matched with private funding.

St Baker Energy Innovation Fund, a private vehicle, later took up a one-third interest in Tritium and has since invested about $40 million in the operation.

Mr St Baker and Mr Flannery, managing director of White Energy, famously bought the Vales Point coal power station from the NSW government in late 2015 for just $1 million, a valuation that subsequently skyrocketed to $800 million before being partially written down.

The pair will remain on the board of Tritium after the merger, as will Tiger Financial Group founder Kara Frederick and Ms Hunter, a former Boeing executive who headed up the aerospace major’s Phantom Works prototyping arm in Brisbane.

Decarbonization Plus chairman Robert Tichio, who will also join the board after the deal completes, said that as the wave of investment capital being directed to advance low-carbon goals picks up pace, “we believe a publicly traded Tritium will serve as a valuable core holding for ESG [environmental, social and governance] investors”.

Tritium’s technology is based around a unique liquid-based cooling system rather than air-cooled system in which a buildup of dust hampers performance and longevity.

Dr Finn said the result of the sealed system was higher reliability and longer durability, providing lower-cost charging and allowing Tritium to win market share from its competitors.

“That’s what’s enabled us to grab this market share through Europe, through America, and to establish ourselves in that market,” he said, declining to comment on the cost of a system.

“It is a unique technology that is giving us the edge that we’ve got,” Ms Hunter said, pointing to projections for a nearly 20 per cent compound annual growth for the company over the next 20 years.

US growth prospects

Growth prospects in the US have been enhanced by supportive policies under US President Joe Biden, whose $US1.9 trillion infrastructure plan includes a pledge to install half a million new chargers over the next 10 years.

The combining companies are citing projections for growth in passenger EVs of 19 per cent a year compound through to 2040, while EV charging hardware sales are expected to see growth of 25 per cent compound from 2020 to 2026 as infrastructure is put in place early to meet the needs of the growing EV fleet.

Under the deal announced late on Wednesday, Tritium’s existing shareholders will own 70 per cent of the combined company, while Decarbonization Plus holders will own 30 per cent. Tritium shareholders are subject to a six-month lock-up of their shares, with 12 months for Decarbonization investors. The transaction values Tritium, which is forecasting 2021 revenues of $US84 million, at $US1.2 billion ($1.55 billion).

The pro-forma enterprise value of the combined company of $US1.4 billion excluding cash to go onto the balance sheet implies a ratio between enterprise value and estimated revenues in 2025 of 0.9 times and EV to EBITDA of four times.

The listing will result in a paper windfall for Mr St Baker, the biggest investor in Tritium with about 25 per cent, whose stake in the merged company on listing will be about $385 million.

The funding from the deal will be used to expand Tritium’s manufacturing operation, including a ramp-up of its US factory in Torrance, Los Angeles, and to establish a European facility. Its existing factory in Brisbane will be used as its Asia-Pacific manufacturing hub.

While “double unicorns” – listings of start-ups topping $2 billion in valuation as opposed to $1 billion for “unicorns” – are uncommon, the Tritium news comes just weeks after fast-growing tech company SafetyCulture achieved the prized status after a venture capital funding round led by New York-based Insight Partners.

The popularity of special purpose acquisition companies, or SPACs, hit new heights in the US last year but slowed in early 2021 as the white-hot market for the speculative companies cooled.

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Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.